June 7, 2012

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Mark P. Shuman, Branch Chief - Legal

Re:    NetSuite Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-33870

Ladies and Gentlemen:

NetSuite Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff's letter dated May 23, 2012 (the “Comment Letter”), regarding the Commission's review of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed with Rick Kline, the Company's outside counsel at Goodwin Procter LLP, the Company respectfully requests an additional extension until June 15, 2012 to respond to the Comment Letter. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than June 15, 2012. Should you have any questions regarding the request made herein, please do not hesitate to contact me at (650) 627-1159. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Douglas P. Solomon
Douglas P. Solomon
Senior Vice President, General Counsel and Secretary

cc:	Ronald Gill - Chief Financial Officer, NetSuite Inc.
Richard A. Kline - Goodwin Procter LLP